January 18, 2005

BY FACSIMILE

Mr. Tim Buchmiller
Division of Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549

Re:	Medtronic, Inc.
Registration Statement on Form S-4
File No. 333-121239 Acceleration Request

Dear Mr. Buchmiller:

     Medtronic, Inc. requests acceleration of the effective date of the above-referenced Registration Statement so that the same shall become effective as of 11:00 a.m. Eastern Standard Time on Wednesday, January 19, 2005, or as soon thereafter as possible.

     In accordance with the Commission’s letter dated December 23, 2004, the Company hereby acknowledges that:

•	Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	The Company may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours, MEDTRONIC, INC.
By /s/ Robert L. Ryan
Robert L. Ryan
Senior Vice President and Chief Financial Officer